UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-21116

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA Health Sciences 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES, INC.

FORM 11-K

For the Year Ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrators of the

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Tanner LC
Salt Lake City, Utah
June 27, 2007

USANA Health Sciences 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value	$17,270,383	$13,331,548
Cash	7,964	8,023

Total Assets	17,278,347	13,339,571

Liabilities	—	—

Net assets available for benefits at fair value	17,278,347	13,339,571

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,862	—

Net assets available for benefits	$17,287,209	$13,339,571

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

ADDITIONS
Investment income:
Net appreciation in fair and contract value of investments	$2,677,292
Interest and dividend income	41,464

Total investment income	2,718,756

Contributions:
Employee	1,596,573
Employer	498,049

Total contributions	2,094,622

Total additions	4,813,378

DEDUCTIONS
Benefits paid to participants	865,740

Net increase	3,947,638

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,339,571

End of year	$17,287,209

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan
NOTES TO FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.        General

The Plan is a defined contribution plan covering all employees of USANA Health Sciences, Inc. (the “Company”) who have attained three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and permits Roth 401(k) deferrals (after-tax), as added by amendment to the Plan during 2006, as well as traditional 401(k) deferrals (pre-tax).

2.        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $15,000 ($20,000 for participants over age 50) for the year ended December 31, 2006.  Participants may elect to make pre-tax contributions or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans as permitted by the Plan.  The Company provides a matching contribution equal to 50 percent of the first six percent of a participant’s compensation that is contributed as an elective deferral by the participant. Furthermore, the Company’s board of directors may authorize additional contributions to the Plan.

Participants may direct their investments into one or more of the following investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s common stock:

a)              USANA Health Sciences, Inc. Common Stock.

b)             The Growth Fund of America – seeks to provide long-term growth of capital through a diversified portfolio, with investments primarily in common stocks, convertibles, preferred stocks, U.S. Government securities, bonds, and cash.

c)              Washington Mutual Investors Fund – invests in common stocks and securities convertible into common stocks.

d)             EuroPacific Growth Fund – seeks to provide long-term growth by investing in growing companies based primarily outside of the U.S.

e)              SMALLCAP World Fund – small-company growth fund that invests globally.

f)                The Income Fund of America – seeks investments in both the stock and bond markets that provide an opportunity for above-average current income and long term growth.

g)             Fundamental Investors – seeks undervalued and overlooked opportunities with potential for long-term growth.

h)             The Bond Fund of America – invests in corporate debt securities, U.S. and other Government securities, mortgage-related securities, and cash.

i)                 American Balanced Fund – invests primarily in common stocks, preferred stocks, bonds, convertibles, and cash.

j)                 U.S. Government Securities Fund – invests primarily in securities backed by the U.S. Government.

k)              American High-Income Trust – broadly diversified portfolio of lower-rated and unrated, higher risk corporate bonds.

l)                 New World of America – seeks long-term capital appreciation primarily through investment in equity securities.

m)           The Cash Management Trust of America – seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high-quality money market instruments.

3.        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) earnings.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined in the Plan.  The allocation of earnings is based on a participant’s weighted-average account balance, as defined in the Plan.

4.        Vesting

Participants are fully vested in their voluntary contributions, including any investment earnings on those contributions.  The Company’s matching and discretionary contributions vest at 25 percent per year beginning after the completion of one year of service.  A participant is 100 percent vested after four years of service.

5.        Participant loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, ranging from 5 percent to 11 percent, which are commensurate with local prevailing rates at the time of loan origination.  Principal and interest is paid ratably through payroll deductions.  Loans are paid back over five year periods, unless the loan was used to purchase a principal residence, in which case the payback period is not to exceed 30 years.

6.        Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan may make a lump-sum distribution of the value of the participant’s vested benefit during the Plan year following such termination of service.

7.        Forfeited accounts

Forfeited non-vested accounts related to employer matching contributions are used to reduce future employer matching contributions.  During 2006, employer contributions were reduced by $24,943 from the application of forfeited non-vested amounts.  At December 31, 2006, forfeited non-vested accounts totaled $11,699 ($20,613 at December 31, 2005).

8.        Expenses

The Company, as the Plan sponsor, pays all administrative expenses of the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.         Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

2.         Use of estimates

The preparation of the financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results may differ from those estimates.

3.                           Accounting pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

At December 31, 2006, the Plan held investments in investment contracts through a collective trust in the SEI Stable Asset Fund.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  We believe that the impact of the adoption of SFAS 157 will not have a material effect on the financial statement disclosures.

4.                           Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of USANA Health Sciences, Inc. common stock (which are held in a unitized stock fund) and in mutual funds.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximates fair value.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Circle Trust Company, the previous trustee of the Plan, was placed into regulatory receivership in September 2005, at which time the CTC Stable Value Fund (the “CTC Fund,” a proprietary fund of the Circle Trust Company), in which the Plan held investments, filed a voluntary bankruptcy petition.  Prior to filing the bankruptcy petition, the CTC Fund was merged into, and became known as, the Trust Advisors Stable Value Plus Fund (“Trust Advisors Fund”), a master fund in which the CTC Fund had previously held investments.  In October 2005, M G Trust Company was appointed as the new trustee of the Plan to replace Circle Trust Company and began managing all investment options under the Plan, with the exception of the Trust Advisors Fund.  At December 31, 2005, Plan investments in the Trust Advisors Fund totaled $1,020,409.  During 2006, the court approved the liquidation of the Trust Advisors Fund, which began during the third quarter of 2006.  By December 31, 2006, participant accounts had been credited with 102% of the balances of their Trust Advisors Fund accounts as of the date of the Circle Trust Company bankruptcy.  These funds went into the SEI Stable Asset Fund within participant accounts.

5.                           Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2006, all requested distributions had been paid.

NOTE C – INVESTMENTS

All investment options are participant-directed.  The following is a summary of the fair value of the Plan’s investments at December 31, 2006 and 2005.  Investments representing five percent or more of ending net assets are separately identified.

	2006	2005

USANA Health Sciences, Inc. Common stock	$3,690,076	$2,821,585
The Growth Fund of America	2,632,822	2,089,085
Washington Mutual Investors Fund	2,240,133	1,613,891
EuroPacific Growth Fund	1,983,651	1,347,660
SMALLCAP World Fund	1,921,640	1,335,475
Trust Advisors Stable Value Plus Fund	—	1,020,409
The Income Fund of America	1,326,414	927,864
Fundamental Investors	947,291		*
Other	2,528,356	2,175,579

Total Investments	$17,270,383	$13,331,548

* Fund represented less than five percent of ending net assets and has been included in “Other.”

Net appreciation in the value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2006, the Plan’s investments appreciated in value as follows:

Mutual Funds	$1,711,477
Common Stock	959,110
Common/Collective Trust	6,705

$2,677,292

NOTE D – RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company totaling $3,690,076 at December 31, 2006 ($2,821,585 at December 31, 2005).  The Company is the Plan Administrator as defined by the Plan and, therefore, transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  The Plan held 71,617 shares of common stock of the Company at December 31, 2006 (73,555 at December 31, 2005).

Loans to Plan participants totaling $554,779 as of December 31, 2006 ($511,366 as of December 31, 2005) are also considered party-in-interest transactions.  Interest income pertaining to participant loans totaled $33,950 for 2006.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE F – TAX STATUS

The Plan has adopted a Prototype Plan for which the Internal Revenue Service has issued a favorable opinion letter dated November 19, 2001, covering the qualification of the Plan.  The Plan Administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the plan.  Accordingly, the financial statements of the Plan do not include an income tax provision.

NOTE G – SUBSEQUENT EVENTS

As of December 31, 2006, the Plan held 71,617 shares of the Company’s common stock with a fair value of $51.53 per common share.  As of June 25, 2007, the quoted market price was $41.35 per share.

Through March 28, 2007, Participants that had account balances in the SEI Stable Asset Fund had the option to reallocate these funds to other investment options under the Plan.  Participant funds remaining in the SEI Stable Asset Fund as of March 28, 2007, were automatically transferred to the Cash Management Trust of America.

USANA Health Sciences 401(k) Plan
SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2006

		(c)
		SHARES,
(a)	(b)	UNITS,	(e)
	DESCRIPTION	OR LOANS	FAIR VALUE

	Corporate Stocks - Common
*	USANA Health Sciences, Inc.	71,617	$3,690,076

	Mutual Funds
	The Growth Fund of America	80,098	2,632,822
	Washington Mutual Investors Fund	64,261	2,240,133
	EuroPacific Growth Fund	42,604	1,983,651
	SMALLCAP World Fund	49,185	1,921,640
	The Income Fund of America	65,148	1,326,414
	Fundamental Investors	23,653	947,291
	The Bond Fund of America	23,639	314,873
	American Balanced Fund	23,937	455,285
	U.S. Government Securities Fund	12,894	172,130
	American High-Income Trust	17,258	217,623
	New World of America	4,733	229,242

	Common/Collective Trust
	SEI Stable Asset Fund (contract value $345,590)		336,728

	Money Market Fund
	The Cash Management Trust of America		247,696

*	Loans to participants	136 loans with interest rates ranging from 5% - 11%	554,779

			$17,270,383

* Party-in-interest

Note - Column (d), cost, is not required because all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401 (k) Plan

Date:	June 28, 2007	/s/ Gilbert A. Fuller
Gilbert A. Fuller
Chief Financial Officer (Principal Financial and Accounting Officer) Employer Plan Sponsor